EXHIBIT 12

JOSTENS, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

	Post-Merger	Pre-Merger
	Five Months	Seven Months
	2003	2003	2002	2001	2000	1999
	Dollars in thousands
Earnings
(Loss) income from continuing operations before income taxes	$(51,357)	$11,750	$64,483	$45,115	$5,532	$75,704
Interest expense (excluding capitalized interest)	28,621	32,528	68,435	79,035	60,252	7,486
Portion of rent expense under long-term operating leases representative of an interest factor	576	3,219	1,312	1,164	1,121	1,483
Total (loss) earnings	$(22,160)	$47,497	$134,230	$125,314	$66,905	$84,673
Fixed charges
Interest expense (including capitalized interest)	$28,621	$32,528	$68,435	$79,035	$60,252	$7,887
Portion of rent expense under long-term operating leases representative of an interest factor	576	3,219	1,312	1,164	1,121	1,483
Total fixed charges	$29,197	$35,747	$69,747	$80,199	$61,373	$9,370
Ratio of earnings to fixed charges	— (1)	1.3	1.9	1.6	1.1	9.0

(1)          For the post-merger period in 2003, earnings did not cover fixed charges by $51.4 million.

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